Exhibit 97.1

HUT 8 CORP.

CLAWBACK POLICY

Adopted November 30, 2023

This Clawback Policy (the “Policy”) has been adopted by the board of directors (the “Board”) of Hut 8 Corp. (the “Company”).

Each individual covered under the Policy shall sign an Acknowledgement, Consent and Agreement to the Policy in the form attached hereto as a condition to his or her participation in any of the Company’s incentive-based compensation programs

I.	DEFINITIONS

For purposes of this Policy, the following definitions shall apply:

a)	“Committee” means the Compensation and Talent Development Committee of the Board.
b)	“Company Group” means the Company and each of its Subsidiaries, as applicable.
c)

“Covered Compensation” means any Incentive-Based Compensation granted, vested or paid to a person who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation (regardless of whether such person is or was serving at the time that Erroneously Awarded Compensation is required to be repaid) and that was Received (i) on or after October 2, 2023, (ii) after the person became an Executive Officer, (iii) at a time that the Company had a class of securities listed on a national securities exchange or a national securities association and (iv) during the Lookback Period.

d)

“Erroneously Awarded Compensation” means the amount of Covered Compensation Received by a person that exceeds the amount of Covered Compensation that otherwise would have been Received had such amount been determined based on the applicable Restatement, computed without regard to any taxes paid (i.e., on a pre-tax basis).

e)	“Exchange Act” means the Securities Exchange Act of 1934.
f)

“Executive Officer” means (i) each “officer” of the Company as defined under Rule 16a-1(f) under Section 16 of the Exchange Act, which shall be deemed at minimum to include any individuals identified by the Company as executive officers pursuant to Item 401(b) of Regulation S-K under the Exchange Act and (ii) any other individual who, as a result of his or her position with Company, is designated by the Board as being an “Executive Officer” for purposes of the Policy. Both current and former Executive Officers are subject to the Policy in accordance with its terms.

g)

“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures and may consist of GAAP or non-GAAP financial measures (as defined under Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Exchange Act). For purposes of the Policy, Financial Reporting Measure shall include stock price and total shareholder return. Financial Reporting Measures may or may not be filed with the SEC and may be presented outside the Company’s financial statements, such as in Managements’ Discussion and Analysis of Financial Conditions and Result of Operations or in the performance graph required under Item 201(e) of Regulation S-K under the Exchange Act.

h)	“Home Country” means Delaware, the Company’s jurisdiction of incorporation.
i)

“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For purposes of this Policy, Incentive-Based Compensation shall include, but is not limited to the following: (i) non-equity incentive plan awards that are earned based, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal; (ii) bonuses paid from a “bonus pool,” the size of which is determined based, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal; (iii) other cash awards based on satisfaction of a Financial Reporting Measure performance goal; (iv) restricted stock, restricted stock units, performance share units, stock options and stock appreciation rights (“SARs”) that are granted or become vested based, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal; and (v) proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal. For purposes of this Policy, Incentive-Based Compensation does not include the following: (i) base salaries (except with respect to any salary increases earned, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal), (ii) bonuses paid solely at the discretion of the Compensation Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal; (iii) bonuses paid solely upon satisfying one or more subjective standards not contingent on a Financial Reporting Measure and/or completion of a specified employment period; (iv) non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or non-financial operational measures; or (v) equity awards for which the grant is not contingent upon achieving any Financial Reporting Measure performance goal and vesting is contingent solely on the passage of time and/or satisfaction of one or more non-Financial Reporting Measures.

j)

“Lookback Period” means the three completed fiscal years immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months that is within or immediately following those three completed fiscal years.

k)	“Nasdaq” means the Nasdaq Stock Market.

l)

“Received”: Incentive-Based Compensation is received or deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in or otherwise relating to the Incentive-Based Compensation award is attained, even if the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that period.

m)

“Repayment Agreement” shall mean an agreement (in a form acceptable to the Committee and in accordance with applicable law and the Nasdaq rules) with the Executive Officer for the repayment of the Erroneously Awarded Compensation as soon as possible without unreasonable economic hardship to the Executive Officer.

n)

“Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a “Big R” restatement) or (ii) to correct an error in previously issued financial statements that is not material to the previously issued financial statements but that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement). Changes to the Company’s financial statements that do not represent error corrections under the then-current relevant accounting standards will not constitute Restatements. Recovery of any Erroneously Awarded Compensation under the Policy is not dependent on fraud or misconduct by any person in connection with the Restatement.

o)

“Restatement Date” means the earlier of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or (ii) the date that a court, regulator or other legally authorized body directs the Company to prepare a Restatement.

p)	“SEC” means the United States Securities and Exchange Commission.
q)

“Subsidiary” means any domestic or foreign corporation, partnership, association, joint stock company, joint venture, trust or unincorporated organization “affiliated” with the Company, that is, directly or indirectly, through one or more intermediaries, “controlling”, “controlled by” or “under common control with”, the Company. “Control” for this purpose means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, contract or otherwise.

II.	RECOUPMENT OF ERRONEOUSLY AWARDED COMPENSATION

Upon the occurrence of a Restatement Date, the Company shall recoup any Erroneously Awarded Compensation reasonably promptly, in the manner described below. For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation under this Policy is not dependent on if or when restated financial statements are filed following the Restatement Date. The Committee will reasonably promptly determine the amount of any Erroneously Awarded Compensation for each Executive Officer in connection with such Restatement, in accordance with the following.

(i)

With respect to cash awards, the Erroneously Awarded Compensation is the difference between the amount of the cash award (whether payable as a lump sum or over time) that was Received and the amount that should have been Received applying the restated Financial Reporting Measure and the Restatement.

(ii)

With respect to cash awards paid from bonus pools, the Erroneously Awarded Compensation is the pro rata portion of any deficiency that results from the aggregate bonus pool that is reduced based on applying the restated Financial Reporting Measure and the Restatement.

(iii)

With respect to equity awards, if the shares, options or SARs are still held at the time of recovery, the Erroneously Awarded Compensation is the number of such securities Received in excess of the number that should have been Received applying the restated Financial Reporting Measure and the Restatement (or the value of that excess number). If the options or SARs have been exercised, but the underlying shares have not been sold, the Erroneously Awarded Compensation is the number of shares underlying the excess options or SARs (or the value thereof). If the underlying shares have already been sold, then the Erroneously Awarded Compensation is the highest of the value of the underlying shares upon vesting, exercise or sale.

(iv)

For Incentive-Based Compensation based on (or derived from) stock price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Restatement, the amount shall be determined by the Committee based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received (in which case, the Company shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the Nasdaq).

In the event of a Restatement, any Erroneously Awarded Compensation Received during the Lookback Period prior to the Restatement (a) that is then-outstanding but has not yet been paid shall be automatically and immediately forfeited and (b) that has been paid to any person shall be subject to reasonably prompt repayment to the Company Group in accordance with Section 3 of this Policy. The Committee must pursue (and shall not have the discretion to waive) the forfeiture and/or repayment of such Erroneously Awarded Compensation in accordance with Section 3 of this Policy, except as provided below.

Notwithstanding the foregoing, the Committee (or, if the Committee is not composed entirely of independent directors, a majority of the independent directors serving on the Board) may determine not to pursue the forfeiture and/or recovery of Erroneously Awarded Compensation from any person if the Committee determines that such forfeiture and/or recovery would be impracticable due to any of the following circumstances: (i) the direct expense paid to a third party (for example, reasonable legal expenses and consulting fees) to assist in enforcing the Policy would exceed the amount to be recovered (following reasonable attempts by the Company Group to recover such Erroneously Awarded Compensation, the documentation of such attempts, and the provision of such documentation to the Nasdaq), (ii) pursuing such recovery would violate the Company’s Home Country laws adopted prior to November 28, 2022 (provided that the Company obtains an opinion of Home Country counsel acceptable to the Nasdaq that recovery would result in such a violation and provides such opinion to the Nasdaq), or (iii) recovery would likely cause any otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company Group, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

III.	MEANS OF REPAYMENT

In the event that the Committee determines that any person shall repay any Erroneously Awarded Compensation, the Committee shall provide written notice to such person by email or certified mail to the physical address on file with the Company Group for such person, and the person shall satisfy such repayment in a manner and on such terms as required by the Committee, and the Company Group shall be entitled to set off the repayment amount against any amount owed to the person by the Company Group, to require the forfeiture of any award granted by the Company Group to the person, or to take any and all necessary actions to reasonably promptly recoup the repayment amount from the person, in each case, to the fullest extent permitted under applicable law, including without limitation, Section 409A of the Internal Revenue Code and the regulations and guidance thereunder. If the Committee does not specify a repayment timing in the written notice described above, the applicable person shall be required to repay the Erroneously Awarded Compensation to the Company Group by wire, cash or cashier’s check no later than thirty (30) days after receipt of such notice.

Unless otherwise determined by the Committee, the Committee shall typically pursue the recovery of Erroneously Awarded Compensation in accordance with the below, or otherwise any other remedial or recovery action permitted by law and in accordance with Nasdaq rules:

(i)With respect to cash awards, the Committee shall either (i) require the Executive Officer to repay the Erroneously Awarded Compensation in a lump sum in cash reasonably promptly following the Restatement Date or (ii) if approved by the Committee under the circumstances, offer to enter into a Repayment Agreement. If the Executive Officer accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

(ii)With respect to equity awards that have not yet vested, the Committee shall take all necessary action to cancel, or otherwise cause to be forfeited, the awards in the amount of the Erroneously Awarded Compensation.

(iii)With respect to equity awards that have vested and the underlying shares have not been sold, the Committee shall take all necessary action to cause the Executive Officer to deliver and surrender the underlying shares in the amount of the Erroneously Awarded Compensation. In the event that the Executive Officer has sold the underlying shares, the Committee shall either (i) require the Executive Officer to repay the Erroneously Awarded Compensation in a lump sum in cash reasonably promptly following the Restatement Date or (ii) if approved by the Committee under the circumstances, offer to enter into a Repayment Agreement. If the Covered Executive accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recoup such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recouping such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

IV.	NO INDEMNIFICATION

No person shall be indemnified, insured or reimbursed by the Company Group in respect of any loss of compensation by such person in accordance with this Policy, nor shall any person receive any advancement of expenses for disputes related to any loss of compensation by such person in accordance with this Policy, and no person shall be paid or reimbursed by the Company Group for any premiums paid by such person for any third-party insurance policy covering potential recovery obligations under this Policy. For this purpose, “indemnification” includes any modification to current compensation arrangements or other means that would amount to de facto indemnification (for example, providing the person a new cash award which would be cancelled to effect the recovery of any Erroneously Awarded Compensation). In no event shall the Company Group be required to award any person an additional payment if any Restatement would result in a higher incentive compensation payment.

V.	MISCELLANEOUS

This Policy generally will be administered and interpreted by the Committee.  Any determination by the Committee with respect to this Policy shall be final, conclusive and binding on all interested parties.  Any discretionary determinations of the Committee under this Policy need not be uniform with respect to all persons, and may be made selectively amongst persons, whether or not such persons are similarly situated.

This Policy is intended to satisfy the requirements of and shall be construed in accordance with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as it may be amended from time to time, and any related rules or regulations promulgated by the SEC or the Nasdaq, including any additional or new requirements that become effective after the effective date of the listing standard, which upon effectiveness shall be deemed to automatically amend this Policy to the extent necessary to comply with such additional or new requirements.

The provisions in this Policy are intended to be applied to the fullest extent of the law.  To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law.  The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy.  Recoupment of Erroneously Awarded Compensation under this Policy is not dependent upon the Company Group satisfying any conditions in this Policy, including any requirements to provide applicable documentation to the Nasdaq.

The rights of the Company Group under this Policy to seek forfeiture or reimbursement are in addition to, and not in lieu of, any rights of recoupment, or remedies or rights other than recoupment, that may be available to the Company Group pursuant to the terms of any law, government regulation or stock exchange listing requirement or any other policy, code of conduct, employee handbook, employment agreement, equity award agreement, or other plan or agreement of the Company Group.

VI.	AMENDMENT AND TERMINATION

To the extent permitted by, and in a manner consistent with applicable law, including SEC and Nasdaq rules, the Committee may terminate, suspend or amend this Policy at any time in its discretion.

VII.	SUCCESSORS

This Policy shall be binding and enforceable against all persons and their respective beneficiaries, heirs, executors, administrators or other legal representatives with respect to any Covered Compensation granted, vested or paid to or administered by such persons or entities.

HUT 8 CORP.

CLAWBACK POLICY

ACKNOWLEDGMENT, CONSENT AND AGREEMENT

I acknowledge that I have received and reviewed a copy of the Hut 8 Corp. Clawback Policy (as may be amended from time to time, the “Policy”) and I have been given an opportunity to ask questions about the Policy and review it with my counsel. I knowingly, voluntarily and irrevocably consent to and agree to be bound by and subject to the Policy’s terms and conditions, including that I will return any Erroneously Awarded Compensation that is required to be repaid in accordance with the Policy. I further acknowledge, understand and agree that (i) the compensation that I receive, have received or may become entitled to receive from the Company Group is subject to the Policy, and the Policy may affect such compensation and (ii) I have no right to indemnification, insurance payments or other reimbursement by or from the Company Group for any compensation that is subject to recoupment and/or forfeiture under the Policy. Capitalized terms not defined herein have the meanings set forth in the Policy.

Signed:

Print Name:

Date: